Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

March 26, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

WELLS FARGO BANK, NATIONAL ASSOCIATION – Added to Custody, Clear, or Settle section

HSBC BANK (TAIWAN) LIMITED – Terminated in Custody, Clear, or Settle section

HSBC BANK (VIETNAM) LIMITED – Terminated in Custody, Clear, or Settle section

ICE CLEAR EUROPE LTD – Terminated in Custody, Clear, or Settle section